FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

February 23, 2004

LIHIR GOLD LIMITED

Level 7, Pacific Place
Cnr Champion Parade & Musgrave Street
Port Moresby, Papua New Guinea
(Address of principal executive office)

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

LIHIR GOLD LIMITED

By:
      Name Mark Laurie
      Title:  Company Secretary

Date: 23 February 2005

INVESTOR PRESENTATION
FEBRUARY 2005
2004 Financials, Reserves Update &
Production Forecast

Operational Summary
2004 Profit & Reserves
Material moved (Mt)
46.8
34.9
34%
Ore mined (Mt)
11.6
11.0
6%
Ore milled (kt)
4.1
3.9
4%
Average grade (g Au/t)
5.11
4.94
3%
Gold recovery (%)
88.4
88.6
0%
Gold produced (k oz)
599
551
9%
Avge cash price realised (US$/oz)
399
364
10%
Total cash costs (US$/oz)
Gross cash costs (US$/oz) Safety
270
357 0.3
302
319 0.3
-10%
12% 0%

Reliability Demonstrated

2004 Profit & Reserves




Autoclave Throughput Rate
(t per op.hr per autoclave)
200
180
160
140
120
100
80
60
40
20
0
81
126
146
148
160
169
170
175
1997
1998
1999
2000
2001
2002
2003
2004


Gold Recovery vs Grade
96%
94%
92%
90%
88%
86%
84%
Recovery
Grade (g/t)
8
7
6
5
4
3
2
1
90.8%
93.9%
94.3%
91.6%
90.6%
89.6%
88.6%
88.4%
4.3
6.9
7.0
6.0
6.2
5.5
5.0
5.1
1997
1998
1999
2000
2001
2002
2003
2004
Gold Recovery %
Ore Grade g/t Au


Annual Mill Throughput (Mt)
4.5
4.0
3.5
3.0
2.5
2.0
1.5
1.0
0.5
-
2.0
2.4
2.9
3.4
3.6
3.8
3.9
4.1
1997
1998
1999
2000
2001
2002
2003
2004


Autoclave Operating Time
100%
90%
80%
70%
60%
50%
40%
30%
20%
10%
0%
76%
63%
70%
81%
85%
84%
86%
86%
1997
1998
1999
2000
2001
2002
2003
2004

3

Accounting Treatments Rpe[r]°[e]™*[8] •HI Asset Impairments (IAS36) — annual assessment required > Mining assets are compared to the future value they will generate in NPV terms > If the NPV is less than net book value then the P&L is booked with impairment > If the NPV is more than net book value and assets were previously impaired, the value is reversed through P&L to the extent those asset would not have been depreciated in the intervening period.
> Primary drivers are reserves, gold price, cost structure, project life and discount rate
Economic grade stockpile (IAS2) — annual assessment required
> The value of the stockpiles was assessed a number of ways and they no longer require impairment. > Other future projects will add further value to these reserves.
Deferred Tax Assets (IAS12) — annual assessment required
> It is considered probable that future taxable profit will be generated sufficient to recover the benefit of these deferred tax assets Inventory and Deferred Waste > Costs are put onto the balance sheet as inventory is built or as waste removal in excess pit strip ratio is achieved. > A rundown of these inventories is charged to P&L.
> Cost includes cash costs as well as a depreciation component.
Exploration
> All exploration activity is expensed as incurred.
>

2004
Annual Assessments profit &
Reserves
Lihir reports under International Financial Reporting Standards which are being adopted around the world.
At the end of each year, certain tests on asset values are required to be performed.
These tests are to ensure that future projected earnings are sufficient to recoup the spent investment in the assets.
In 1999 & 2000, with a falling gold price, over $350 million of assets were temporarily written down (impaired).
In 2004 the gold price is higher, these tests require that the previously impaired value of assets must be reinstated.
Additionally, the gold price is high enough to require the previously impaired lower grade ore, called Economic Grade Stockpiles, to be held as inventory at cost.

Profit & Adjustments
USD Millions 400
2004 Profit & Reserves
$329m
300 -
200
100
Over $350 million in
assets was written down through profit in 1999 and 2000
Those assets, tax assets & EGS are now written back
65
206
15
-9
-18
22
| ifi i 43
32 31 —— —
-121
-100
-237
-200
-300 J 1998
1999
2000
2001
2002
2003
2004
Normal Profit D Asset Impairment • Economic Grade Stockpile D Net Tax Asset

2003 $m 3.7
Financial Overview
Profit
Pre adjustment Profit — 2003 basis Current year EGS transferred Pre adjustment Profit — 2004 basis Impairment reversal Prior year EGS & tax impairment rev. Reported Profit
Cash flow from Operations Capital, debt repayment & other Equity raised less dividend Net Cash flow
Total Assets Total Liabilities
2004 Profit & Reserves
2004 $m
18.6 25.2 43.8 205.7 79.7
329.8
28.2 (99.5)
2.3 (69.0)
1,157 320
Impaired in 2003
31.1
20.8 (17.1)
34.8
18.7 (36.1) 142.0 120.1
749 288
Net Cash
+ 64
+ 119

Financial Details
2004 Profit & Reserves
Cash sales Non cash Total revenue
Gross Cash Costs
Deferred waste & inventory
EGS transferred — cash
Total Cash Costs
Depreciation & Amortisation Exploration EGS transferred — non cash
Other
Total Costs before impairment adjustments
243.3 211.0 (8.6) 3.5 234.7 214.5 213.8 175.8 (34.1) (9.4) (18.1) 0 161.6 166.4 32.9 28.6 5.1 10.2 (7.1) 0 (1.6) 5.6 190.9 210.8
Net Profit before impairment adjustments
43.8
3.7

Total Cash Costs (US$ / oz)
2004 Profit & Reserves Total Cash Costs 2003 to 2004 — US$/oz
400
200
*

2004
Continuing Cost ReductionsDprofit& Reserves ^1 HH^^^^^I^r^ Key Features > Dual focus on extra production plus cost reduction > Many projects have commenced — initially a 2 year programme > Identification stage is largely completed > Identified cost projects and targeted annual savings when fully implemented
· 4 management projects for $4.Om
· 5 people related projects for $1.7m
· 7 mining projects for $1.5m
· 2 technology projects for $0.3m
· 4 community related for $1.7m
· 8 contract projects for $6.3m
Over 30 projects to achieve savings of approximately $15m p.a. within 2 years
> Integrated with achieving ‘normal’ budget outcomes.
3 year cost target TCC < $200 (2005 <$230 — after EGS transferred)
10

SALES & HEDGE ACCOUNTING
2004 Profit &
Reserves Full compliance with IAS 39 Gold sales at spot (cash item)
> All sales of gold produced are recorded at spot price on transaction date
Realisation of hedging instruments (cash item)
> Sales delivered into hedges are at strike prices which is usually different to spot price > Upon delivery, the ‘in’ or ‘out-of-the-money’ portion (difference between spot and strike price) is booked to the P&L as gain or loss. Gold lease rate fees (cash item) > Floating lease rates are used as part of gold hedging programme and negotiated and fixed over a spread of dates prior to contract maturity. > Entries booked at rate maturity dates (lease rate sets) — as gold is received or paid.
Fair value gains (non cash item)
> Lihir accounts for hedges at fair value. > Lihir immediately recognises the impact of movements in interest rates and lease rates
(when rates fall, a gain is recognised; when rates rise a loss is booked). Realisation of deferred hedging income or costs (non cash item) > Some hedging is rolled to future years to take advantage of higher spot prices > The contract value (the discounted strike price less the present value of the spot price)
is booked to the P&L as a loss when the spot price is higher. > Entry is booked at original designation delivery date. It will reverse when the rolled out contract is delivered into — and then be shown as a realisation of a hedging instrument
>

Hedging
2004 Profit & Reserves
• Spot
D Hedged
At 31712/04 committed
hedging of 1.92 Mozs at
average price of US$332/oz.
This is less than 10% of
reserves & 5% of resources.
2001 2002 2003 2004 2005 2006 2007 2008 2009
As at 18 February 2005
Likely deliveries
~S.CONTKey Features
> Protection and survival in pessimistic gold price environments > Simple structures with no speculation & no margin calls > Reducing book over time.
•No new hedging since 2002 •Reduced by 85 kozs in 2004 •Will reduce by at least 160 kozs per year > Deliver or roll decision based on price environment, credit line availability
12

CAPITAL REQUIREMENTS
2004 Profit & Reserves
Capital Expenditure — USDm
2004 2005 2006 2007 2008 2009 Mining Fleet • Projects •Geotechnical • Sustaining
13

RESOURCE & RESERVE
2004 Profit & Reserves
~S.CONT44.7 Resource Million tonnes Grade Million ounces
421.8 40.0 2.95
January 2004 442.5 3.14 January 2005
-11%
Reduction driven by depletion & changes in JORC to industry standards
Reduction is mostly in inferred Measured & Indicated to Total ratio improved from 76% to 86%
Reserve
Jan 04 Depleted
January 2005
19.5 3.82 Million tonnes Grade Million ounces 21.0 3.48
158.7 188.0
+ 7.6%
Increase from higher gold price ($340 to $380/oz) & cut-off reduction
Robust
reserve with +/- $20/oz giving +/- 4%
Incremental movement below direct mill cut off grade, le. low NPV
14

RESERVE GROWTH
2004 Profit & Reserves
28.0
24.0 20.0
16.0 12.0
8.0 4.0
0.0
Year
Gold Price
Total LOM Reserve — Million Ounces
25.9 14.6 14.5
18.1 20.3 24.6
1996 1997 1998 1999 2000 2001 2002 2003 2004 $365 $365 $350 $350 $300 $300 $305 $340 $380
Ounces to be Mined Ounces Stockpiled Depletion — Ounces Processed
15

HIGH-GRADE RESERVES
2004 Profit & Reserves
j Kapit Grouped by Pits Minife 4.9 Lienetz 5.5 Kapit 7.0
1.5 6.5 3.4
| Phase High Grade Ore Schedule —— —— —— — Aug/t Moz Year Start-End —— -— — 4 4.1 0.1 2005-05 5 6.9 0.8 2005-06 1 7 5.7 0.8 2005-09 6 5.4 1.1 2005-10 1 8 5.4 1.4 2007-12 1 g 5.1 1.1 2008-13 ! 10 5.2 1.3 2007-13 1 11 4.9 1.0 2009-15 12 4.5 0.3 2011-13 13 7.5 2.6 2011-19 14 6.1 0.9 2015-20 —— -— -— — R Total 5.8 11.4 —— -— —
2005-15 2005-15 2011-20
16

FURTHER RESERVES
2004 Profit & Reserves
Potential exists in:
>North Kapit (closure and infill)
>Kapit link (Lienetz/Kapit super pit)
>Cost improvements
>Processing options (e.g. flotation and
access to low sulphur ores)
>Gold price increases
17

2004 Profit & Reserves
2005 DRILLING PROGRAMME
Resource Drilling Targets
>Minifie Bottom Infill >Phase 10 Infill >North Kapit Extension
Geothermal, Geotech & Dewatering
>Minifie & Lienetz dewatering
>Geothermal reserves inci + 20MW
>Phase 7 & 8 geotechnical
>Deeper Lienetz steam relief wells
>lnstrumentation and monitoring
>Phase 10 seawall study & design
>Kapit steam relief

LIENETZ PIT DEVELOPMENT
2004
Profit &
Reserves
Surface
1 1 24 metres —
Each 6 metre bench contains between 50 to 100 kozs 1.7to3g/t >5g/t
19

2004
FORWARD PRODUCTION PROFILE Rpe[r]°e™es
~S.CONT1 2005 2006 2007 2008 —
Material mined (Mt) 54 54 55 53 —— — —— —— —
Total Ore Mined (Mt) 11 9 11 8 —— — —— —— —
Ore milled (Mt) 4.3 4.5 4.4 4.5 —— -— —— —— —
Head grade (g Au/t) 5.6 5.3 6.2 >5.5 —— -— —— —— —
Gold produced (koz) 700 700 >750 >700 —— -— —— —— —
For the period of 2009 to 2018 the average annual gold
production is estimated to be 710 kozs.
LOM strip ratio (W+LG:HG) remains about 11.
20

Mining Improvements

2004 Profit & Reserves



Mine planning

- Review of ore domains & sulphur presentation incorporated in new model.
- Software upgraded to optimise ore scheduling and blending.

Road and bench conditions

- Road, bench & drainage improvements through intensive specialist training.
- Tyre awareness campaign and on-site repair underway.

Equipment availability

- Shovel and drill reliability improvement teams operating.
- Workshop upgrades near completion.

Productivity

- Expansion of emulsion production capacity in progress.
- Review of harbour dredging options to improve barge capacity in progress.
- Direct dump options for waste implemented to reduce barge reliance.

Training simulator

- Intensive training of operators and Supervisors further reinforced.

21

Plant Improvements

2004
Profit &
Reserves

Reliability

- March 05 shutdown:
  - Linde oxygen valve upgrade
  - Mole sieve resin upgrade
  - Autoclave re-bricking
  - Mill relines
- New waste oil boiler April 05
- Preparations for 30MW May 05
- Dedicated rebuild and reliability teams in place
- Improved maintenance planning, practices & procedures implemented
- Proactive condition monitoring focus

Throughput:

- 2nd grinding thickener commissioning
- Praxair cooler (+2% oxygen) Aug 05

Recovery:

- New carbon regeneration kiln installed
- Installation of gravity separation underway



22

GEOTHERMAL POWER
2004 Profit & Reserves
30MW Progress
· Equipment delivery complete. Turbines, pumps, generators installed
· Transmission lines to existing station installed & tie-ins complete
· Associated electrical work in progress
· Steamfield pipelines 95% complete, cooling tower in progress
· Commissioning May 2005
· Clean Development Mechanism
progressing with decision likely Q2 Additional Steam Reserves
· Drill and discharge testing to be
completed by end March
· Proposal to Board April 2005
·23

Flotation Expansion

2004
Profit &
Reserves

Studies continue to indicate a robust case.

Technology

- Simple, known technology that has been used on site.
- Optimises autoclave capacity.
- Can treat lower grade sulphide ores & reduces blending requirements.



Indicative Impacts

- Indicative production increase now 140,000 oz per annum on average over first 10 years (3Mtpa)
- Will reduce overall unit operating costs
- Increased production against a high fixed cost base
- Limited marginal costs with few extra employees (~50); 18MW energy requirement; no additional G&A other than employee costs, royalty & refining

24

Flotation Expansion
continued
2004 Profit & Reserves
Work completed to date:
· Initial engineering & capital costing (order of magnitude)
· Suitable ore feed.
· Gold recovery acceptable.
· 3 Mtpa capacity confirmed. Work in progress:
· Environmental review — noise, odour
· Engineering design and costing (+/-10%)
· Metallurgical work to maximise recovery
· Detailed mine planning
Work to be completed in April 2005 If approved, commissioning in Q1 2007
25

Flotation Expansion Flowsheet

2004 Profit & Reserves



FLOTATION EXPANSION CIRCUIT


Crusher 1
Crusher 2
3.5Mtpa
Milling 1
Thickener
Thickened Ore Slurry
3.0Mtpa
Milling 2
Float Circuit
Float Conc.
10t/h Oxygen
72t/h Oxygen
4.5Mtpa
Gold Product
Strip Circuit
CIL Circuit
CCD Wash
Autoclaves
Average 140 000oz pa additional
Current Tailings Line
Proposed Additions
Current Plant

26

CONTINUING STRENGTHS
2004 Profit & Reserves
~S.CONT> World-class resource & reserves > Continuing operational improvements > Rising production profile > Expansion opportunity > Strong balance sheet > Declining future unit cost profile > Advantageous gold price > Sound environmental protection I
& community relations programmes
& record
>27

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